EXHIBIT 99.3

Ladies and Gentlemen, good morning, and thank you for joining us.

Thank you also for your patience - it's been a busy week and I hope we haven't taken too much of your time.

A number of things have happened and I just wanted to clarify where we stand and to set the developments in a strategic context.

First we announced on Tuesday that we were making an agreed bid for Burmah Castrol.

That brings us a great brand, access to some great new markets such as India and China and some great marketing skills. It is an acquisition driven by performance, growth and capabilities.

Secondly we announced last night that subject to the completion of the Arco transaction we have agreed the sale of Arco's Alaskan businesses to Phillips Petroleum for a total of around $7 bn, including $ 6.6 bn for the relevant business assets and inventory, and an estimated $ 500 m on the basis of an agreement giving us a proportion of the revenues when prices exceed $ 25 a barrel.

Thirdly it has been announced in San Francisco that the litigation with the FTC has been suspended, and we are working closely now in the hope of receiving a consent order for the transaction within the next couple of weeks.

Fourth we have agreed, again subject to completion of the Arco transaction, the sale of Arco's pipeline and storage assets in and around Cushing for $ 0.355 bn.

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Fifth,  we've  announced  this  morning  our  intention  to make an offer to the minority shareholders of Vastar for their holding at $ 71 per share. As you will know Vastar is currently 82 per cent owned by Arco.

And sixth and finally we are announcing today our intention, subject to approval at our AGM in April, to initiate a buy back of stock - on the market over the 110 or so clear trading days available this year.

 .....

What do all those steps mean ?

First they mean that after a year of intensive effort around some very complex legal, political and commercial issues we believe we've found an excellent solution.

We hope and believe this puts us in a position to complete, within a matter of weeks, something we started a year ago.

The exchange ratio remains unchanged, and we now expect to complete the transaction in a way which captures many of the benefits we anticipated, and reinforces our commitment to the combination of performance and growth.

The combination of all those announcements means that we've prepared ourselves for a whole new phase in our performance and growth. A new beginning.

Secondly, because of the macro environment we've been able to do something which a year ago none of us thought possible - to raise $ 7 bn through the sale of Arco's Alaskan barrels.

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Thirdly  we have an even  stronger  portfolio  - every  element  of which is now oriented to performance and disciplined growth.

We have for the first time, a really serious presence in the gas business on a global scale.

In the US we have, also for the first time, a coast to coast presence which makes us the largest supplier of gasoline and the operator of the largest number of sites. 25 per cent of that business will be on the West Coast.

Fourth, we have the prospect, as we said when we announced the deal, of $ 1 bn in cash savings.

The make up of that total has shifted, but we're confident of the total because the work we've done since last April has shown the potential from within the continuing Arco businesses and from the Vastar transaction.

 ................

Let me explain the detail behind those headlines.

First in Alaska. We've agreed to sell to Phillips Arco's existing Alaskan business for a total of $ 6.6 bn in cash.

In addition, we will receive a proportion of revenues if WTI prices exceed $ 25 a barrel up to a possible total of $ 500m. The transaction will be effective from January of this year and that means that over $150 m is already secured.

We'll retain BP Amoco's existing interests in Alaska which we see as a very solid base for the company going forward, and we'll have the chance to talk

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to the new owners  about the  potential  for  industrial  synergies  in terms of operations.

On the basis of our commitment to the transaction with Phillips we hope to have a consent decree for the combination of BP Amoco and Arco within a couple of weeks.

The transaction will go ahead at the exchange ratio agreed last year.

The combination gives a platform for growth. As we said last April, that is the strategic logic.

Starting with natural gas.

This deal transforms BP Amoco into a truly global gas company.

We will be number 1 in North America with reserves of 17 tcf and production of at least 4 bcf/day.

North America is an important market particularly since demand is growing strongly and there are indications that replacing the existing resource base will not be easy. That puts a premium on our low cost supplies.

We'll be number 1 in the UK North Sea, and number 1 in the rapidly growing Atlantic and Mediterranean markets.

In the Asian market, which is immature, we'll move from being ninth to third in terms of production - with over 800 mmcf/day of sales and we'll have some 35 tcf of booked and unbooked resources - an amount equal to BP Amoco's current gas reserves world-wide.

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In addition to Arco's  existing gas production in Indonesia and China there will be opportunities for growth in both areas and in the Malaysia/Thailand joint development area .

World-wide, and after taking account of the disposals that are required in the Southern North Sea, the new company will start life with production of some 8.4 bcf/day. And we'll have the potential to grow that by about 5 per cent a year over the next five years.

In the downstream, as this slide shows, we are acquiring a great set of assets in a strong growth market. West Coast demand grew by 1.5 per cent per annum through the 1990s.

The transaction also gives us a great brand - am/pm. That brand has some excellent associated technology which we can apply in other areas world-wide.

We'll have 28,000 gas stations world-wide and 18,000 of them are in the US.

This slide shows that position in more detail

Those sites are all in great locations and now we want to investigate the possibilities for making even better use of those sites in the new economy.

And finally the combination gives us a number of great positions in different areas around the world...

 .... it strengthens our position in gas in the Lower 48

 ... In Latin America, it gives us further opportunities in Venezuela, Trinidad and the Southern Cone.

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 ....  In the UK it boosts gas reserves by 30 per cent.

 .. It enhances our role in Russia, Kazahstan and Azerbaijan through Arco's share in Lukoil ... and through the joint venture which brings access to the Tengiz field and Caspian pipeline, as well as additional exploration activity.

 ... In deep water Gulf of Mexico, where we are the leading leaseholder, where Vastar has interesting production and development options.

 ... and downstream in China where Arco has activities in refining, retail and c store operations which fit well with our interests in petrochemicals and retailing.

Overall then the geographic fit with our existing business is excellent. ...

Let me focus for a moment on synergies.

We'll give you more detail on this when we talk to you in July but it is already clear from the intensive preparation we've already done that we can deliver in full the $ 1 bn per annum of pre tax savings we talked about when we announced the transaction.

The mix of that has changed. We understand the potential of Arco's world-wide assets better than we did a year ago, and in addition to that there will be a contribution from the buyout of the Vastar minority.

Any industrial synergies we and our partners can achieve in Alaska will be additional to the $ 1 bn total.

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ARCO, during 1999,  further improved  performance beyond what we expected at the time the transaction was announced. The benefits, of course, accrue to us.

Planning for integration is very well advanced and implementation should be completed by October. We expect to deliver the $ 1 bn of annual savings in full by the end of 2001 .

The restructuring costs associated with delivering these savings are around $700m - and we expect virtually all of that charge to be made this year.

 ......

So stepping back what is the shape of the new company we're creating?

First in regional terms it strengthens our position in the US and in the Far East. This shows the regional split of the current BP Amoco and of the new company.

It leaves the business balance - between upstream, refining and marketing and chemicals largely unchanged.

But it marks a significant step in favour of gas. Gas as a proportion of our total production portfolio will rise from the 19 per cent of the old BP in 1997 to 38 per cent by the time this transaction is completed. The pattern of growth suggests this shift might continue.

 .....

In terms of shareholder value the deal is accretive both to cash earnings and to cash flow per share.

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On the basis of the synergies which can be delivered,  and broker estimates, the combination is slightly accretive to pro-forma earnings - that is before goodwill amortisation - in Year 1 and 4 to 5% accretive thereafter.

There will be very little impact on the balance sheet... and following these transactions we expect to remain comfortably within our target gearing range.

We have, as we've already announced, made an offer for the minority stake in Vastar and we hope that can proceed rapidly as an agreed transaction.

We've offered $ 71 per share in cash, which represents a premium of 14 % over the closing price on Tuesday, and around 30 % over the average price for the past 3 months.

This offer has been communicated to the board of Vastar. Arco currently owns 82 % of the company which operates in the Lower 48 and offshore Gulf of Mexico.

We also intend, subject to shareholder approval at the AGM on 13 April, to initiate an on-market rolling programme of share buy-backs in the US and UK markets from early May, subject to the normal rules on closed periods.

As I said earlier there are around 110 days when the company could be in the market this year.

I want to stress that all the steps we're taking will be carried through within our existing financial planning framework - covering gearing, dividend policy and the use of mid cycle assumptions - which include Brent at $ 14. The discipline remains in place.

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 ......

So to summarise. We start from a strong base. We've integrated BP and Amoco over the last fifteen months, with huge gains in productivity, and early achievement of the synergies we'd targeted.

We're making an agreed bid for Burmah Castrol which will bring new strengths in some very interesting markets.

And we're now hopeful of completing the Arco transaction without going to court.

We have a new focus on some key areas of growth such as the deep water of the Gulf of Mexico, Angola, the Caspian and the global gas business.

Today's announcements add to that growth potential in a very significant way and they also reinforce the commitment we've made to combine growth with the discipline of performance.

At our meeting in July we'll give you a detailed and specific rundown of what that growth means - in each and every one of our businesses.

That growth will come within a disciplined framework - a framework which gives us flexibility and which allows us to decide in the light of circumstances on the pace and balance of what we do.

At the moment, of course, circumstances are good and that gives additional choices.

We can  accelerate  development  - and we now have an even better set of options from which to  choose..........  we can pursue inorganic  expansion where we see
the  chance  to  add  value  and  to  create   the   opportunity   for

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further  growth..........  and we  can  make  some  additional  distribution  to shareholders through a buy-back of stock.

A framework which gives us control of our own destiny. And today's announcement improves the quality of the choices we can make on every dimension of that framework.

Ladies and Gentlemen, thank you for listening - now we'd be very happy to take your questions.